Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated October 17, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in the Mercury News on October 15, 2008. The article attached as Exhibit B appeared in the American Banker on October 15, 2008. The article attached as Exhibit C appeared in The New York Times on October 16, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Mercury News

October 15, 2008

An opportunity for Web-based financial-services companies

By Scott Duke Harris

Unless somebody had a fabulous crystal ball, organizers of this week's "financial innovation" conference in New York, dubbed Finovate2008, couldn't have anticipated the event would coincide with the Bush administration's quasi-nationalization of the U.S. banking system. That's not the kind of innovation they had in mind.

But the timing is apt, because the financial train wreck and the leaner, meaner economy represents opportunity for Web-based financial service companies, including a slew of Silicon Valley start-ups that have the express mission of helping individuals manage their money.

Three announced news Tuesday at Finovate2008. Mint.com, a much-buzzed-about personal finance site with headquarters in Mountain View, added a new investment tracking feature to a service that already claims 500,000 users. Lending Club, based in Sunnyvale, reopened its online peer-to-peer lending service after securing a registration with the Securities and Exchange Commission that it says will benefit both lenders and borrowers. And BillShrink, based in Redwood City, announced it had secured $8 million in second-round funding to pursue its personalized "consumer watchdog'' role, helping people shop for services like cell phone plans and credit cards. "We're focused on everyday bills," said Chief Executive Peter Pham, and "helping people find new ways to shrink their bills."

With high finance producing high anxiety, these start-ups present themselves as a means to empower consumers.

"Our sign-ups have doubled since the financial crisis started. We're signing up 4,000 people a day," said Aaron Patzer, founder and CEO of Mint.com.

"More people are interested in figuring out where their money goes. When you've overspent your budget, we'll give you a slap on the wrist." By e-mail, that is.

Mint.com. has won rave reviews for its free, one-stop system that enables users to track their own financial behavior. While its earliest incarnation focused on spending, the expanded service also enables tracking of 401(k) plans, stock portfolios and other investments. Mint.com. and BillShrink both earn money through referrals. Mint.com., for example, may recommend a certificate of deposit to a user who has $25,000 parked in a savings account earning less interest. Mint.com., which has already claimed two Webby Awards and top honors at a TechCrunch confab, won Best of Show at Finovate2008.

Mint.com.'s system, Patzer said, probably wouldn't recommend an investment in Lending Club to its users because Lending Club, unlike a bank, lacks federal deposit insurance. But for investors willing to take on more risk to get a better return, Lending Club is a new means of diversifying an investment portfolio, said founder and CEO Renaud Laplanche. And with credit tight, Lending Club is an alternative for individuals seeking loans of up to $25,000.

The aim of Lending Club and San Francisco-based rival Prosper is to facilitate peer-to-peer lending over the Internet and thus bypass the overhead expenses of traditional banking. Its customers, Laplanche said, wind up with better interest rates on both sides of the equation. A typical customer, for example, may secure a $10,000 loan at a 10 percent interest rate to retire a credit card with an 18 percent rate, for example. The money comes from investors who are expecting a return of about 9 percent; the 1 percent difference represents Lending Club's fee. To date, he said, the default rate has been 1.6 percent.

Lending Club launched with a Facebook application in spring 2007, which helped it secure venture funding, and then created its Web site. It attracted thousands of users but closed down its initial lending program six months ago to secure SEC registration, which now enables its lenders to sell their loans if they seek to liquidate the asset for any reason. "What's good for the lender is good for the borrower. The benefits will trickle down," Laplanche said.

Securing SEC approval wasn't easy, Laplanche said. "The Securities Act of 1933," he explained, "didn't anticipate peer-to-peer lending over the Internet."

Exhibit B

American Banker

October 15, 2008

With Revamp, P-to-P Model Coalesces

By Daniel Wolfe

After shutting down its origination services for six months, Lending Club Corp. has started them up again and has developed the first U.S. secondary market in peer-to-peer lending.

The Sunnyvale, Calif., company said Tuesday that loans originated through its Web site are being funded by a Utah bank, instead of directly by individual lenders. Prosper Marketplace Inc., one of Lending Club's rivals, funds loans through the same bank and is working on a secondary market of its own.

The peer-to-peer lending market is still evolving, but observers said the fact that these two companies, among the biggest in this growing niche, have settled on a similar format likely has resolved the major questions about the business model.

That argument might be strengthened by the recent pullback by an older rival, Zopa Ltd., which used a different model in the United States. Though it still operates peer-to-peer lending sites in the United Kingdom, Italy, and Japan, it pulled the plug last week on originating loans through its U.S. unit. That unit allowed Zopa users to borrow money from one of six credit unions, and to purchase certificates of deposit through its site; they were required to choose a Zopa borrower who would receive part of the interest on those CDs to pay off their loan.

Renaud Laplanche, Lending Club's chief executive officer, said in an interview Tuesday that his company's new model "really works, and so we're going with it all the way."

Edward Woods, a senior analyst for Celent, a Boston market research unit of Marsh & McLennan Cos., said the model Lending Club and Prosper have chosen is the one most likely to thrive as this market matures.

"You'll see fewer experiments" along the lines of what Zopa tried in the United States, he said. "I think the simpler, the better."

Prosper disclosed in a Securities and Exchange Commission filing last year that it was developing a secondary market, but has said nothing more on the matter since. (Prosper spokespeople didn't return calls Tuesday.)

Lending Club said in a June filing that it was pursuing a system to enable its lenders to trade their assets. In the process of building that system, it also revamped the way it originates loans, using a model much like Prosper's.

Originally, Lending Club's loans were made directly from individual lenders to borrowers, Mr. Laplanche said; the lenders were issued "anonymized individual promissory notes," which could not be traded.

Now the loans are issued by WebBank, a Salt Lake City unit of WebFinancial Corp. of New York. People who enter agreements with borrowers through the site receive "member payment dependent notes," which can be traded on Lending Club's secondary market.

"There was always an uncertainty as to whether the loans being made by lenders on this platform were securities or not, and whether they should be registered," Mr. Laplanche said.

The secondary market will give Lending Club an edge in peer-to-peer lending during a weak economy, he said. "In this environment, there is definitely a desire from some of the investors out there for investments that represent less volatility than the stock market."

The default rate on loans issued through Lending Club is 1.6%.

Loans originated through the old model are still being serviced, but "at this point, the old notes and the old loans are not tradeable," Mr. Laplanche said.

(After largely shuttering origination services in April, Lending Club made a small number of loans financed by "high-net-worth individuals." It averaged $500,000 in volume a month that way, compared to $6 million in March.)

Mr. Woods said that Lending Club's secondary market "will appeal to a segment of the market, not everyone," though it is still important for peer-to-peer lenders to offer this kind of flexibility.

"This makes it much more attractive, because it takes that exposure away," he said. Requiring lenders to wait about three years to make their money back on the primary market "is one of the factors that holds people back from lending more."

Fynanz Inc., a peer-to-peer lender that deals exclusively in student loans, also offers to buy back its own loans, Mr. Woods said. "Because of that, it is more likely to have people willing to participate."

Zopa went a different way, trying to cut exposure by offering investors CDs instead of loans, but that went too far, he said, because CDs appeal to a different market.

"It took two things and put them together, and it didn't make a Reese's Peanut Butter Cup," he said.

Exhibit C

The New York Times

October 16, 2008

Lending Alternative Hits Hurdle

By Brad Stone

It was one of the most audacious ideas of the Web 2.0 boom -- that people could lend money to other people over the Internet and cut out the middlemen, also known as traditional banks.

In the last three years, Internet start-ups with names like Prosper, Lending Club, Zopa and Loanio have all pursued that goal. Together, these companies were on pace to broker roughly $150 million in loans this year, a 50 percent increase over 2007, according to the Online Banking Report, a financial industry newsletter.

But this so-called peer-to-peer lending, which until recently seemed that it might offer a reliable source of money in this calamitous economic environment, is now experiencing a squeeze of its own.

On Wednesday, the nation's largest peer-to-peer lending site, San Francisco-based Prosper, stopped allowing lenders to make new loans, saying it needed to wait while the Securities and Exchange Commission evaluated its regulatory filings.

Monthly loan volumes at the company have been declining since the credit crisis worsened this spring. Prosper, which is unprofitable after raising $40 million in venture capital, now faces the damaging possibility that lenders may take their money off the site instead of waiting for the S.E.C. to allow lending to resume. That could take several months.

''Regulatory agencies seem to want to make sure they have all this understood before it gets too big,'' said Jim Bruene, editor of the Online Banking Report. ''This is definitely going to slow peer-to-peer lending down.''

There are other signs of trouble as well. Last week, the London-based Zopa closed its Web site aimed at the United States, citing ''extremely difficult consumer credit circumstances.'' Zopa continues to maintain lending sites in Britain, Italy and Japan.

The problems in this fledgling corner of the finance world come at a particularly bad time. As traditional lenders hoard cash and shun even dependable borrowers, peer-to-peer lending sites could have offered an alternative source of credit -- and, in some cases, a lower interest rate.

On Prosper, for example, interest rates on three-year fixed loans are set in an auctionlike format. Borrowers publicly disclose the amount they want to borrow, their credit histories and some personal details (stories of hardship and photos of cute pets sometimes help). Lenders compete with the best interest rates to offer those people cash, and Prosper collects fees on each loan.

Prosper's founder and chief executive, Chris Larsen, speaking on Monday just before the company unexpectedly entered a quiet period mandated by the S.E.C., said peer-to-peer lending harked back to an age when borrowers and lenders knew one another personally.

''This is the big trend right now; Wall Street firms are becoming banks again and getting back to their roots,'' he said. ''Peer-to-peer lending is the simplest form of pure banking there is.''

But Prosper and its cohorts are now encountering some modern hurdles. Last April, Lending Club, a start-up based in Sunnyvale, Calif., that facilitates borrowing between members of social networks like Facebook, asked the S.E.C. for permission to create a secondary marketplace -- a place on its site where lenders could resell their loans and cash out before the end of a loan's three-year life cycle.

According to Renaud Laplanche, the founder and chief executive of Lending Club, the S.E.C. surprised the company by asking whether it should have registered as a seller of securities before it started to broker loans. In response to those discussions, Lending Club stopped all new lending on its site for six months, frustrating its lenders, many of whom withdrew their cash.

''If we had a clean situation to start with, we probably could have registered the new offering while our current marketplace continued on,'' Mr. Laplanche said. On Tuesday, the S.E.C. accredited Lending Club, and the site reopened.

On Monday, Mr. Larsen said he did not believe Prosper would need to follow the same arduous route, pointing out that Lending Club sets the interest rates on its loans and was itself financing about half the overall loan volume on the site.

But on Tuesday, Prosper changed its mind and also filed to create a secondary marketplace, halting activity on Prosper.com. The company would not comment, citing the quiet period, but the painful step suggests that it too decided it needed to obtain proper registration from the S.E.C. and avoid any legal ambiguity that could get it into regulatory trouble.

Even before lending on Prosper was halted, the much-hyped start-up appeared to be encountering some problems. Though the company says 7.9 percent more money has been lent on the site this year than last year at this time, the monthly total actually peaked in May and has been steadily declining ever since. The average loan amount on Prosper has also fallen 13 percent from last year, as lenders have become nervous about whether borrowers will repay the loan.

Francis A. Vasquez, a 44-year-old lawyer in Vienna, Va., who has lent more than $186,000 on the site since January 2007, says one reason for those jitters is the high default rates on the site.

In his first four months on the site last year, for example, Mr. Vasquez said nearly 30 percent of his loans were in default or were four months late, costing him a 1.2 percent loss on his investment. ''I don't think there is a whole lot of trust on the site,'' he said, citing borrowers who never had any intention of paying back loans in the first place.

Many lenders, including Mr. Vasquez, have responded by seeking out more reliable kinds of borrowers in the top credit-score categories.

Indeed, prime borrowers accounted for 45 percent of the activity on the site in September, up from 30 percent a year earlier. But those borrowers, at least in normal economic times, have plenty of other places to raise cash.

Other large lenders on Prosper have simply stopped lending altogether. Half of the 20 largest lenders on the site have not made a new investment since August, according to the tracking site Lendingstats.com. A majority of the others have markedly decreased their lending. That might account for the declining month-to-month activity on the site during a time when Prosper needs to show that it has legs.

''Companies like Prosper are really just starting up and need to ramp up to significant growth levels to get to a point where they become profitable,'' said Eric Petroelje, a computer programmer in Grand Rapids, Mich., who maintains a Web site at www.ericscc.com that tracks activity on Prosper and other lending sites. ''Instead, it is just kind of leveling off.''

Nevertheless, there remains a resilient strain of optimism in the fledgling world of online lending.

Loanio, a start-up based in Nanuet, N.Y., opened a new site this month focusing on the subprime borrowers that other sites are increasingly leaving behind. The start-up believes it can get these difficult loans financed by having borrowers persuade friends or family to co-sign and step in if the borrower falls behind on payments.

Another company, Pertuity Direct, based in Washington, said that when it introduces its site in November it will target only respectable prime borrowers.

On Monday, Mr. Larsen of Prosper said he expected that things could get rough during the current economic crisis, but that peer-to-peer lending was well suited for a protracted recession.

''In many ways this is a good opportunity for us to show we can be part of the solution,'' he said. ''I just love the idea that Americans have a place to turn for credit, and that they don't have to wait for lenders and major banks to decide when we are going to come out of this thing.''